Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

June 29, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 29, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Eco Wave Power Global AB (publ) (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing eight (8) Common Shares, par value SEK 0.02 per share

Common Shares, par value SEK 0.02 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

[signature]